[Letterhead of Eversheds Sutherland (US) LLP]

February 22, 2018

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Preliminary Proxy Materials on Schedule 14A filed February 22, 2018

File No. 814-01022

Dear Mr. Bartz:

On February 22, 2018, Capitala Finance Corp. (the “Company”) filed on EDGAR the Company’s preliminary proxy materials on Schedule 14A (the “Proxy Materials”), which relate to the Company’s 2018 annual meeting of shareholders scheduled to take place on April 26, 2018.

If you have any questions or comments concerning the Proxy Materials, please contact the undersigned at (202) 383-0815.

Sincerely,

/s/ Vlad M. Bulkin

Vlad M. Bulkin

cc:	Stephen A. Arnall / Capitala Finance Corp.